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                               June 1, 2020

       Gregory C. Case
       Chief Executive Officer
       Aon plc
       Metropolitan Building
       James Joyce Street
       Dublin 1, Ireland D01 K0Y8

                                                        Re: Aon plc
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed on May 11,
2020
                                                            File No. 001-07933

       Dear Mr. Case:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement filed on May 11, 2020

       Scheme Consideration to WTW Shareholders, page 18

   1. Please include here, and in the first Q&A on page 1, the value of the per share consideration to WTW
shareholders at key dates relevant to the transaction, such as
                                                        March 4, 2020, March 6,
2020 and a date closer to the date you begin to distribute your proxy statement to your
shareholders.
       Opinion of Credit Suisse, page 88

   2. Please indicate on page 22-23, under the "Opinion of ..." sections as well as this section, if you intend to seek an
updated fairness opinion from Goldman Sachs and Credit Suisse in light of the market
fluctuations that have occurred as a result of the recent COVID-19 outbreak. If so, please
indicate how you will provide shareholders with any such updated fairness opinion.
 Gregory C. Case
Aon plc
June 1, 2020
Page 2
Directors and Management of Aon Following the Transaction, page 109

3. Please describe the material terms of Mr. Haley's employment agreement for his position as Executive Chairman of Aon that will be in effect upon closing of the transaction.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eric Envall at (202) 551-3234 or Michael Clampitt at
(202) 551-3434 with
any questions.



FirstName LastNameGregory C. Case                            Sincerely,
Comapany NameAon plc
                                                             Division of
Corporation Finance
June 1, 2020 Page 2                                          Office of Finance
FirstName LastName